EXHIBIT 12.1

Ask Jeeves Inc.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Three months ended
	March 31,	Years ended December 31,
	2004	2003	2002		2001		2000		1999
Earnings available to cover fixed charges:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	14,479	26,676	(10,855)		(409,765)		(164,652)		(30,249)
Plus: Fixed charges	632	1,906	1,780		2,353		2,401		685

Earnings available to cover fixed charges	15,111	28,582	(9,075)		(407,412)		(162,251)		(29,564)

Fixed charges: (a)
Interest expense	3	165	478		630		467		187
Amortization of capitalized expense related to indebtedness	183	407	—		—		—		—
Estimate of interest within rental expense from continuing operations	446	1,334	1,302		1,723		1,934		498

Total fixed charges	632	1,906	1,780		2,353		2,401		685

Ratio of Earnings to Fixed Charges	23.91	15.00	—	(b)	—	(c)	—	(d)	—	(e)
Preference dividends	—	—	—		—		—		—

Combined preference dividends and fixed charges	632	1,906	1,780		2,353		2,401		685

Ratio of Earnings to Combined Preference Dividends and Fixed Charges	23.91	15.00	—	(b)	—	(c)	—	(d)	—	(e)

(a)	Fixed charges primarily represent the interest factor associated with certain operating leases which approximate 47% of the related total operating lease expense.

(b)	Earnings in 2002 were inadequate to cover fixed charges. The coverage deficiency was approximately $10.9 million.

(c)	Earnings in 2001 were inadequate to cover fixed charges. The coverage deficiency was approximately $409.8 million.

(d)	Earnings in 2000 were inadequate to cover fixed charges. The coverage deficiency was approximately $164.7 million.

(e)	Earnings in 1999 were inadequate to cover fixed charges. The coverage deficiency was approximately $30.2 million.